Commission File Number 001-31914

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

February 8, 2006

China Life Insurance Company Limited

(Translation of registrant’s name into English)

16 Chaowai Avenue

Chaoyang District

Beijing 100020, China

Tel: (86-10) 8565-9999

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Commission File Number 001-31914

On February 8, 2006, China Life Insurance Company Limited issued an announcement, a copy of which is attached as Exhibit 99.1 hereto.

EXHIBIT LIST

Exhibit	Description
99.1	Announcement, dated February 7, 2006

Commission File Number 001-31914

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Life Insurance Company Limited
(Registrant)

	By:	/s/ Wu Yan
(Signature)
February 8, 2006	Name:	Wu Yan
	Title:	Director and President

EXHIBIT 99.1

CHINA LIFE INSURANCE COMPANY LIMITED
(A joint stock limited company incorporated in the People’s Republic of China with limited liability) (the “Company”) (Stock code: 2628)

ANNOUNCEMENT

This clarification announcement is made concerning certain media reports in relation to the Company’s possible cooperation with strategic investors.

The board of directors of the Company (the “Board”) wishes to state as follows:

1)	The Board has noted the recent media reports concerning possible participation of strategic investors in the Company’s shareholding and wishes to advise that the directors of the Company have not been recently interviewed by the media on this subject matter.

2)	The Company has been looking for potential strategic investors with a view to further strengthening the Company’s corporate governance and accelerating the business development of the Company in all respects on a long term basis so as to maximize the value for the shareholders of the Company.

3)	The Company confirms that it will comply fully with the applicable requirements under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) should any agreement be reached on this matter.

Save as disclosed by the Company above, the Board confirms that there are no other matters which are disclosable under Rule 13.10 of the Listing Rules, neither is the Board aware of any matter disclosable under the general obligation imposed by Rule 13.09 of the Listing Rules, which is or may be of a price sensitive nature.

In the meantime, shareholders and potential investors of the Company should exercise caution when dealing in the shares of the Company.

Made by the order of the Board, the directors of which individually and jointly accept responsibility for the accuracy of this announcement.

By Order of the Board of Directors
China Life Insurance Company Limited
Heng Kwoo Seng
Company Secretary

Commission File Number 001-31914

The Board comprises of:

Executive directors: Yang Chao, Wu Yan

Non-executive directors: Miao Fuchun, Shi Guoqing

Independent non-executive directors: Long Yongtu, Chau Tak Hay, Sun Shuyi, Cai Rang

Hong Kong, February 7, 2006